Exhibit 99.1

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations together with our condensed consolidated financial statements prepared in conformity with International Accounting Standard 34 “Interim Financial Reporting”, or IAS 34, as issued by International Accounting Standard Board and information included in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those identified elsewhere in this report.

A. Operating Results

Overview

Our total revenue (net of excise duties) including finance revenues increased by 15.9% to Rs.1,946,822 million in the nine months ended December 31, 2014 from Rs.1,679,963 million in the same period in 2013. Our net income (attributable to shareholders of the Company) increased by 26.2% to Rs.112,494 million in the nine months ended December 31, 2014 from Rs.89,116 million in the same period in 2013.

Our operations are divided into automotive operations and other operations as described further below. The table below sets forth the breakdown in revenues between our automotive operations and other operations in the nine months ended December 31, 2013 and 2014 and the percentage change from period to period.

	Nine months ended December 31,
	2013	2014	Change
	Rs. million
Automotive operations	1,671,352	1,937,298	15.9%
Others	18,077	19,792	9.5
Inter-segment eliminations	(9,466)	(10,268)	8.5
Total	1,679,963	1,946,822	15.9%

Automotive operations

Automotive operations are our most significant segment, accounting for 99.5% of our total revenues in the nine months ended December 31, 2013 and 2014. Revenue from automotive operations before inter-segment eliminations increased by 15.9% to Rs.1,937,298 million in the nine months ended December 31, 2014 as compared to Rs.1,671,352 million in the same period in 2013.

Our automotive operations include:

•	activities relating to the development, design, manufacture, assembly and sale of vehicles as well as related spare parts and accessories;

•	distribution and service of vehicles; and

•	financing of our vehicles in certain markets.

Our total sales (including international business sales and Jaguar Land Rover sales) in the nine months ended December 31, 2013 and 2014 are set forth in the table below:

Category	Nine months ended December 31,
	2013		2014
	Units	%	Units	%
Passenger Cars	152,763	20.0%	145,296	19.9%
Utility Vehicles	276,292	36.3	305,683	42.0
Light Commercial Vehicles	235,879	30.9	167,702	23.0
Medium and Heavy Commercial Vehicles	97,761	12.8	109,795	15.1

Total	762,695	100.0%	728,476	100.0%

1

Our automotive operations segment is further divided into (i) Tata and other brand vehicles (including vehicle financing) and (ii) Jaguar Land Rover. Jaguar Land Rover contributed 83.4% of our total automotive revenue (before intra-segment elimination) in the nine months ended December 31, 2014, compared to 80.5% of our total automotive revenue (before intra-segment elimination) in the same period in 2013. The remaining 16.6% of our total automotive revenue (before intra-segment elimination) was contributed by Tata and other brand vehicles in the nine months ended December 31, 2014, compared to 19.5% of our total automotive revenue (before intra-segment elimination) in the same period in 2013.

Our revenue from Tata and other brand vehicles (including vehicle financing) and Jaguar Land Rover in the nine months ended December 31, 2013 and 2014 and the percentage change from period to period (before intra-segment eliminations) is set forth in the table below.

	Nine months ended December 31,
	2013	2014	Change
	Rs. million
Tata and other brand vehicles	326,004	321,390	-1.4%
Jaguar Land Rover	1,345,352	1,616,330	20.1%

Tata and other brands vehicles (including vehicle financing)

India is the major market for Tata and other brand vehicles (including vehicle financing). During the nine months ended December 31, 2014, there was generally a slight and gradual economic recovery in the geographic markets in which our Tata and other brands vehicles segment has operations. However, competitive pressures continued across all major products of the Tata and other brands vehicle segment leading to decrease in vehicles sales volumes.

The Indian economy experienced a GDP growth of 7.4% in the nine months ended December 31, 2014, compared to 6.9% in Fiscal 2014 (based on data from the Ministry of Statistics and Program Implementation). The Index of Industrial production (IIP) in India grew by 2.1% in the nine months ended December 31, 2014, compared to flat growth in the same period in 2013. Relatively low growth in industrial activity in India was broad-based and was mainly due to factors such as the poor growth of consumer goods sector, where consumer durables contracted by 15.2% during the nine months ended December 31, 2014 compared to 12.9% in the same period in 2013. Furthermore, aggregate demand has experienced sluggish growth as measured by factors such as demand for capital goods, which grew by 4.8% in the nine months ended December 31, 2014 compared to 0.4% in the same period in 2013.

The Indian automobile industry experienced a growth of 1.8% in the nine months ended December 31, 2014, as compared to negative growth of 7.3% in the same period in 2013. Falling crude oil prices, lower inflation, resumption of manufacturing and mining activities, and lower interest rates, appear to be helping the Indian auto industry revive after two years of declines.

Nevertheless, demand in the light commercial vehicles product category was affected due to the lack of financing for potential customers in the nine months ended December 31, 2014. In addition, high default rates for loans along with early delinquencies has led financiers to tighten lending norms – for example, by lowering the loan-to-value ratio on new financings and by focusing on collection of existing loans instead of extending new loans for small commercial vehicles.

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Nine months ended December 31,
	2013		2014
	Units	%	Units	%
Passenger Cars	94,107	20.8%	87,756	22.8%
Utility Vehicles	24,709	5.5	20,227	5.2
Light Commercial Vehicles	235,879	52.1	167,702	43.5
Medium and Heavy Commercial Vehicles	97,761	21.6	109,795	28.5

Total	452,456	100.0%	385,480	100.0%

Our overall vehicle sales decreased by 14.8% to 385,480 units in the nine months ended December 31, 2014 from 452,456 units in the same period in 2013, resulting in a revenue (before inter-segment elimination) decrease of 1.4% to Rs.321,390 million during the nine months ended December 31, 2014, compared to Rs.326,004 million in the same period in 2013.

Commercial Vehicles in India

Industry sales in the medium and heavy commercial vehicle segment grew by 10.6% to 160,189 units in the nine months ended December 31, 2014 as compared to sales of 144,855 units in the same period in 2013, due to stable freight rates across key routes, lowering of diesel prices, increased quantity of cargo transported and a renewal of mining activities in the states of Karnataka and Goa. However, the light commercial vehicles segment contracted by 20.2% to 306,127 units in the nine months ended December 31, 2014 from 383,846 units in the same period in 2013, mainly led by lower freight transportation needs, financing defaults and tightened lending norms, all of which continues to impede the recovery in the light commercial vehicles segment. These factors resulted in declines in industry-wide sales of commercial vehicles by 11.8% in the nine months ended December 31, 2014, compared to in the same period in 2013.

Sales of our commercial vehicles in India decreased by 20.5% to 234,522 units in the nine months ended December 31, 2014 from 295,013 units in the same period in 2013. Our sales in the medium and heavy commercial vehicle category grew by 10.6% to 88,840 units in the nine months ended December 31, 2014 as compared to sales of 80,307 units in the same period in 2013. However, our sales in the light commercial vehicles segment in the nine months ended December 31, 2014 declined by 32.1% to 145,682 units in the nine months ended December 31, 2014 from 214,706 units in the same period in 2013.

Passenger Vehicles in India

The passenger vehicle industry in India experienced growth of 5.8% in the nine months ended December 31, 2014, compared to a decline of 4.9% in the same period in 2013. The growth in sales volumes was reflected across passenger vehicle segments. Increased demand in the passenger vehicle industry was primarily attributable to reduced fuel prices and improved consumer sentiment.

Notwithstanding growth in the Indian passenger vehicle sector, our passenger vehicle sales in India decreased by 10.8% to 101,204 units in the nine months ended December 31, 2014 from 113,500 units in the same period in 2013 due to fewer new product offerings compared to our competitors. Our passenger vehicle categories consist of (i) utility vehicles and (ii) passenger cars. In the utility vehicles segment, we sold 19,139 units in the nine months ended December 31, 2014, representing a decrease of 20.2% from 23,971 units in the same period in 2013. We sold 82,065 units in the passenger car segment in the nine months ended December 31, 2014, representing a decrease of 8.3% compared to 89,529 units in the same period in 2013. We sold 16,060 Nano cars in the nine months ended December 31, 2014, a decrease of 9.4% compared to 17,730 units in the same period in 2013. On August 12, 2014, we launched the Zest, a compact sedan, and sold 16,027 units during the period from August 12, 2014 to December 31, 2014.

International Markets

Our overall sales in international markets increased by 13.2% to 49,754 units in the nine months ended December 31, 2014 compared to 43,943 units in the same period in 2013. Our exports of vehicles manufactured in India increased by 17.7% to 39,213 units in the nine months ended December 31, 2014 from 33,317 units in the same period in 2013. The improvement of the geopolitical situation in the South Asian Association for Regional Cooperation region has contributed to an upsurge in investment in capital goods, which has helped us to improve volumes in this region generally, particularly in Bangladesh. In addition, the launch of new models in the Middle East and Africa region along with opening up of new markets in these regions contributed to an increase in international sales volumes.

TDCV, our subsidiary company engaged in design, development and manufacturing of medium and heavy commercial vehicles, recorded a 1.5% increase in its overall vehicle sales to 7,968 units in the nine months ended December 31, 2014, from 7,851 units in the same period in 2013. TDCV exported 2,841 units in the nine months ended December 31, 2014, compared to 3,125 units in the same period in 2013, a fall of 9.1%. Sluggish market conditions in Russia, South Africa, Algeria and Laos due to adverse sociopolitical conditions were partially offset by increase in sales volumes in Vietnam. The Ukraine crisis and financial sanctions contributed to sluggish market conditions in Russia, which affected currency exchange rates and lessened demand for automobiles and for new large projects. The overall sales in South Africa have been affected by the depreciation of the South African Rand and overall limited economic growth. In Algeria and Laos, vehicle demand has been affected by continued political and economic uncertainties and general economic conditions and the absence of major projects. In Vietnam, TDCV has been able to develop new fleet customers to take advantage of shift in demand to more lightweight commercial vehicles due to stricter application of vehicles weight regulations. In the South Korean market, TDCV’s sales have increased by 8.5% to 5,127 units in the nine months ended December 31, 2014 from 4,726 units in the same period in 2013, primarily due to higher sales in October to December 2014, due to emission norms effective from January 1, 2015.

Vehicle Financing

Revenue from our vehicle financing operations decreased by 29.8% to Rs.17,097 million in the nine months ended December 31, 2014 as compared to Rs.24,338 million in the same period in 2013, mainly due to the generation of fewer automotive financing loans in India. The decrease in loans was primarily attributable to lower volumes in the light commercial vehicles category, resulting in a reduction of finance receivables.

Spare Parts and After Sales Activity

Our spare parts and after sales activity revenue was Rs.30,256 million in the nine months ended December 31, 2014, compared to Rs.30,205 million in the same period in 2013. Our spare parts and after sales activity experienced limited growth due to weak sales of both commercial vehicles and passenger vehicles in recent years.

In terms of earnings before other income, interest and tax before inter-segment eliminations from Tata and other brand vehicles, vehicle financing and spare parts and after sales activity, we incurred a loss of Rs.18,112 million in the nine months ended December 31, 2014 as compared to Rs.9,532 in the same period in 2013. The losses were mainly attributable to a significant reduction in sales volumes, competitive pressure on pricing as well as a decrease in vehicle financing activity. There was an increase in depreciation expenses as a result of additions to plants and facilities in recent years, and in amortization expenses for product development costs due to new products launched. While we have implemented cost reduction programs, we expect that, in the short-term, the level of fixed costs are expected to continue to have a negative impact on earnings.

Jaguar Land Rover

Our total sales of Jaguar Land Rover vehicles with a breakdown between Jaguar and Land Rover brand vehicles in the nine months ended December 31, 2013 and 2014 are set forth in the table below:

Category	Nine months ended December 31,
	2013		2014
	Units	%	Units	%
Jaguar	58,656	18.9%	57,540	16.8%
Land Rover	251,583	81.1	285,456	83.2

Total	310,239	100.0%	342,996	100.0%

In the nine months ended December 31, 2014, Jaguar Land Rover continued to experience growth in all its geographical markets, including both developing and developed markets, and particularly in the United Kingdom. However, economic conditions have been unfavorable in Europe and in some other markets, particularly Russia. Overall, the volume growth has been driven by the strong sales of Range Rover, Range Rover Sport and the Jaguar F-TYPE.

Retail volumes in the nine months ended December 31, 2014 were 337,902 units, an increase of 9.2% compared to the same period in 2013. Retail volumes in the nine months ended December 31, 2014 were 57,539 units for Jaguar and 280,363 units for Land Rover, a growth of 1.9% and 10.8%, respectively from 56,491 units and 253,044 units respectively, in the same period in 2013. Retail volumes in China increased by 25.8% to 92,443 units in the nine months ended December 31, 2014 from 73,510 units, in the same period in 2013. Retail volumes in the Asia-Pacific region increased by 17.7% to 19,460 units in the nine months ended December 31, 2014 from 16,539 units in the same period in 2013. Retail volumes in the United Kingdom increased by 11.9% to 58,041 units in the nine months ended December 31, 2014 from 51,890 units in the same period in 2013. Retail volumes in North America decreased by 1.2% to 55,058 units in the nine months ended December 31, 2014 compared to 55,748 units in the same period in 2013, primarily due to the lack of available Freelander inventory and a production scheduling mismatch between supply and demand. Retail volumes in the Rest of Europe market increased by 6.0% to 61,384 units in the nine months ended December 31, 2014 compared to 57,928 units in the same period in 2013, primarily due to strong sales of the Range Rover, Range Rover Sport and the Jaguar F-TYPE, partially offset by the lack of available Freelander inventory. Retail volumes in the Rest of the World market declined by 4.5% to 51,516 units in the nine months ended December 31, 2014 compared to 53,920 units in the same period in 2013, primarily as a consequence of adverse economic and political conditions impacting sales in Russia, Brazil and South Africa.

Wholesale volumes in the nine months ended December 31, 2014 were 342,996 units, an increase of 10.6% from 310,239 units in the same period in 2013. Wholesale volumes for Jaguar brand vehicles declined by 1.9% to 57,540 units in the nine months ended December 31, 2014 from 58,656 units sold in the same period in 2013. Wholesale volumes for Land Rover brand vehicles in the nine months ended December 31, 2014 were 285,456 units, an increase of 13.5% from 251,583 units in the same period in 2013, driven by strong sales of all models and partially offset by production shortages of the Freelander, as well as a favorable market mix, most notably strong sales in China.

The premium and luxury vehicles sector in India has experienced growth in the nine months ended December 31, 2014. We sold 2,046 units of Jaguar and Land Rover in India in the nine months ended December 31, 2014 as compared to 1,992 units in the same period in 2013, an increase of 2.7%.

Revenues (before inter-segment eliminations) for Jaguar Land Rover were Rs.1,616,330 million in the nine months ended December 31, 2014, compared to Rs.1,345,352 million in the same period in 2013, representing a 20.1% increase. This increase was primarily driven by sales of particular models such as the Range Rover, Range Rover Sport and the Jaguar F-TYPE as well as the strong market demand attributable in part to continued success in China. The revenues were also positively impacted by a foreign currency translation gain from GBP to Indian rupees of approximately Rs.78,600 million in the nine months ended December 31, 2014.

In the nine months ended December 31, 2014, the Jaguar Land Rover business reported earnings before other income, interest and tax before inter-segment eliminations of Rs.208,964 million, representing an increase of 23.8% as compared to Rs.168,735 million in the same period in 2013. The improvement in profitability was mainly attributable to higher volumes of the Range Rover, the Range Rover Sport and the Jaguar F-TYPE and strong sales in key geographical markets, most notably in China and the United Kingdom. Jaguar Land Rover’s sales performance was also supported by the positive impact of the continuing strength of the U.S. dollar against the GBP and the Euro which improved Jaguar Land Rover’s revenues from the United States where sales are made in U.S. dollars, and China where sales are made in Chinese Renminbi, particularly since Jaguar Land Rover has a largely GBP and Euro cost base. The reported earnings before other income, interest and tax also include an element of foreign currency translation gain of GBP to Indian rupees of Rs.8,372 million in the nine months ended December 31, 2014.

Other Operations

Our other operations business segment mainly includes information technology services, and machine tools and factory automation services. Our revenue from other operations before inter-segment eliminations was Rs.19,792 million in the nine months ended December 31, 2014, an increase of 9.5% from Rs.18,077 million in the same period in 2013. Revenues from other operations represented 1.1% and 1.0% of total revenues, before inter-segment eliminations, in the nine months ended December 31, 2013 and 2014, respectively.

Overall, earnings before other income, interest and tax before inter-segment eliminations, were Rs.2,380 million in the nine months ended December 31, 2014 compared to Rs.1,614 million in the same period in 2013, an increase of 47.5%.

Geographical breakdown

We have pursued a strategy of increasing exports of Tata and other brand vehicles to new and existing markets. Improved market sentiment in certain countries to which we export and a strong portfolio of Jaguar Land Rover vehicles has enabled us to increase our share in these international markets in the nine months ended December 31, 2014. Furthermore, Jaguar Land Rover also experienced a change in market mix, in particular the continued strengthening of Jaguar Land Rover’s business in China, which is our second largest single market in terms of volumes, after India. The performance of our subsidiary in South Korea, TDCV, and Tata Technologies Limited, our specialized subsidiary engaged in engineering, design and information technology services contributed to our revenue from international markets. The proportion of our net sales earned from markets outside of India has increased to 86.4% in the nine months ended December 31, 2014 from 84.2% in the same period in 2013. The increase in sales from markets outside India includes a favorable currency translation from GBP to Indian rupees of Rs.78,600 million pertaining to Jaguar Land Rover.

The following table sets forth our revenue from our key geographical markets and the percentage of total revenues that each key geographical markets contributes for the periods indicated:

	Nine months ended December 31, 2013		Nine months ended December 31, 2014
Revenue	Rs. in million	%	Rs. in million	%
India	264,678	15.8%	265,241	13.6%
China	465,351	27.7	615,510	31.6
United Kingdom	192,203	11.4	233,315	12.0
United States of America	195,900	11.7	212,542	10.9
Rest of Europe*	200,241	11.9	232,860	12.0
Rest of the World	361,590	21.5	387,354	19.9

Total	1,679,963	100.0%	1,946,822	100.0%

*	Rest of Europe is geographic Europe excluding the United Kingdom and Russia. Rest of the World is any region not specifically included above.

Significant Factors Influencing our Results of Operations

Our results of operations are dependent on a number of factors, which include mainly the following:

•	General economic conditions. We, similar to other participants in the automotive industry, are materially affected by general economic conditions.

•	Interest rates and availability of credit for vehicle purchases. Our volumes are significantly dependent on the availability and the cost of vehicle financing arrangements.

•	Excise duty and sales tax rates. In India, the excise and sales tax rate structure affects the cost of vehicles to the end user and impacts demand significantly.

•	Our competitive position in the market. Our competitors may offer brands that customers prefer to ours at more competitive prices.

•	Cyclicality. We are affected by the cyclicality of demand in the automotive market, which is impacted by seasonal consumer demand as well as new government and environmental regulations.

•

Environmental Regulations. There has been a greater emphasis on raising emission and safety standards for the automobile industry by governments in the various countries in which we operate. Compliance with applicable environmental and safety laws, rules, regulations and standards will have a significant bearing on costs and product life cycles in the automotive industry.

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China and also sources a significant portion of its input material from Europe. Any exchange rate fluctuations of GBP to Euro, GBP to U.S. dollars and GBP to other currencies would affect our financial results. We also have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues and net income as well as our financial condition and results of operations.

•

To the extent that our financial results for a particular period are affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Jaguar Land Rover constitutes a major portion of consolidated financial position, the figures of which are translated into Indian rupees from GBP. However, the translation effect is a reporting consideration and does not impact our underlying results of operations.

•

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. We enter into hedging instruments to mitigate some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency exchange rates.

•	Political and Regional Factors. Similar to the rest of the automotive industry, we are affected by political and regional factors.

Results of Operations

The following table sets forth selected items from our condensed consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	% of Total Revenue
	Nine months ended December 31,
	2013		2014		Change
Total revenues	100.0%		100.0%		15.9%
Raw materials, components and purchase of product for sale (including change in stock)	61.5		61.4		15.8
Employee cost	9.2		9.5		19.4
Other expenses	21.0		20.2		11.5
Depreciation and amortization	4.7		4.9		20.2
Expenditure capitalized	-5.9		-5.8		15.0
Other (income) / loss (net)	-0.6		-0.5		-11.9
Interest income	-0.3		-0.3		3.9
Interest expense (net)	2.1		1.6		-10.0
Foreign exchange (gain) / loss (net)	-0.4		-0.1		-60.3
Impairment of an equity accounted investee	0.5		—	*	-100.0
Share of (profit) / loss of equity accounted investees	0.1		0.2		46.5
Net income before tax	8.1		8.9		27.6
Income tax expense	-2.8		-3.2		30.0
Net income	5.3		5.7		26.4
Net income attributable to shareholders of Tata Motors Limited	5.3		5.7		26.2
Net income attributable to non-controlling interests	—	*	—	*	69.2%

*	Less than 0.1%.

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles including vehicle financing and Jaguar Land Rover) for the periods indicated, and the percentage change from period to period (before inter-segment eliminations).

	Nine months ended December 31,
	2013	2014	Change
Total Revenues (Rs. million)	1,671,352	1,937,298	15.9%
Earnings before other income, interest and tax (Rs. million)	159,203	190,852	19.9%
Earnings before other income, interest and tax (% to total revenue)	9.5%	9.9%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations).

	Nine months ended December 31,
	2013	2014	Change

Total revenues (Rs. million)	18,077	19,792	9.5%
Earnings before other income, interest and tax (Rs. million)	1,614	2,380	47.5%
Earnings before other income, interest and tax (% to total revenue)	8.9%	12.0%

Nine months ended December 31, 2014 compared to the nine months ended December 31, 2013

Revenues

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs.1,946,822 million in the nine months ended December 31, 2014, an increase of 15.9% from Rs.1,679,963 million in the same period in 2013.

The increase for revenues was primarily driven by our Jaguar Land Rover business, where revenues increased by 20.1% to Rs.1,616,330 million in the nine months ended December 31, 2014 from Rs.1,345,352 million in the same period in 2013, driven by volume increases across some products and markets. The revenues also reflect an increase on account of a favorable currency translation from GBP to Indian rupees of Rs.78,600 million pertaining to Jaguar Land Rover. The increase in revenues of Rs.192,378 million (excluding translation impact relating to the Jaguar Land Rover business) was mainly attributable to increase in sales of the Range Rover, the Range Rover Sport, the Range Rover Evoque, the Land Rover Discovery and the Jaguar F-TYPE and strong sales in key geographical markets, including most notably in China and the United Kingdom.

The increase in revenues at our Jaguar Land Rover business was marginally offset by a decrease in revenue for Tata and other brand vehicles (including financing thereof) by 1.4% to Rs.321,390 million in the nine months ended December 31, 2014 from Rs.326,004 million in the same period in 2013. The decline was mainly due to a decrease in revenue from our vehicle financing operations by 29.8% to Rs.17,097 million in the nine months ended December 31, 2014 from Rs.24,338 million in the same period in 2013, arising primarily due to the generation of fewer automotive financings in India, resulting in reduction of finance receivables. The total number of vehicles financed declined by 34.7% to 82,727 contracts in the nine months ended December 31, 2014 from 126,737 contracts in the same period in 2013, mainly due to a decline in sales of SCVs in our light commercial vehicles category.

Our revenues (net of excise duty) from vehicle sales manufactured in India increased to Rs.269,193 million in the nine months ended December 31, 2014 from Rs.265,155 million in the same period in 2013, due to an increase in medium and heavy commercial vehicle sales in India by 21.3% to Rs.112,118 million in the nine months ended December 31, 2014 from Rs.92,400 million in the same period in 2013. Moreover, there was an increase in sales outside India (of vehicles manufactured in India) by 24.9% to Rs.30,018 million in the nine months ended December 31, 2014 from Rs.24,038 million in the same period in 2013. However, sales in the light commercial vehicles segment decreased by 28.9% to Rs.45,840 million in the nine months ended December 31, 2014 from Rs.64,462 million in the same period in 2013 mainly due to low capacity utilization rates and tightened lending norms.

Revenue from vehicles sales of TDCV increased by 11.9% to Rs.36,618 million in the nine months ended December 31, 2014 from Rs.32,733 million in the same period in 2013, mainly due to an increase in domestic volumes.

Revenues (net of excise duty, where applicable) before inter-segment eliminations, from other operations were Rs.19,792 million in the nine months ended December 31, 2014, an increase of 9.5% from Rs.18,077 million in the same period in 2013, which represented 1.0% and 1.1% of our total revenues, before inter-segment eliminations, in the nine months ended December 31, 2013 and 2014, respectively. The increase in revenues net of inter-segment elimination was Rs.914 million (increase of 10.6%) in the nine months ended December 31, 2014, from Rs.8,610 million in the same period in 2013 and was primarily attributable to information technology services.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in stock) (Material Costs): Material costs in the nine months ended December 31, 2014 were Rs.1,195,528 million compared to Rs.1,032,650 million in the same period in 2013, reflecting an increase of 15.8%. The increase in absolute terms of material costs was mainly attributable to increased sales volumes at our Jaguar Land Rover business, and includes the foreign currency translation from GBP to Indian rupees relating to Jaguar Land Rover operations, which resulted in an increase of Rs.48,195 million.

For our Jaguar Land Rover operations, material costs in the nine months ended December 31, 2014 were Rs.983,366 million compared to Rs.822,875 million in the same period in 2013, reflecting an increase of 19.5%. The material costs increased by GBP 1,155 million from GBP 8,613 million to GBP 9,768 million, due to an increase in sales volume (mainly China) and increase in duties by GBP 202 million (Rs.20,196 million). The material costs as a percentage to revenue decreased to 60.9% in the nine months ended December 31, 2014 from 61.4% in the same period in 2013 for Jaguar Land Rover. As a percentage of revenue, import and custom duties were 10.7% and 10.6% in the nine months ended December 31, 2013 and 2014, respectively. The decrease in material cost as a percentage to revenue was due to ongoing cost reduction programs undertaken by Jaguar Land Rover of approximately GBP 107 million (Rs.10,698 million) during nine months ended December 31, 2014.

Material costs for Tata and other brand vehicles increased by 1.0% to Rs.208,073 million in the nine months ended December 31, 2014 from Rs.205,997 million in the same period in 2013. This increase in material costs for Tata and other brand vehicles was mainly attributable to higher sales volumes of medium and heavy commercial vehicle category. Material costs as a percentage of revenues (excluding finance revenues) increased to 68.4% in the nine months ended December 31, 2014 compared to 68.3% in the same period in 2013.

At our India operations, material costs were Rs.193,375 million in the nine months ended December 31, 2014 compared to Rs.191,584 million in the same period in 2013, an increase of 0.9%. The material costs as a percentage of revenue (excluding financing revenue) was 71.8% in the nine months ended December 31, 2014, as compared to 72.3% in the same period in 2013. The reduction is mainly attributable to the increased contributions of medium and heavy commercial vehicles to revenues, where the material costs as a percentage of revenue are generally lower overall. However, this decrease was offset by a reduction in unit realization for passenger cars, utility vehicles and light commercial vehicles due to competitive pressures.

Employee Costs: Our employee costs were Rs.184,490 million in the nine months ended December 31, 2014, as compared to Rs.154,488 million in the same period in 2013, an increase of 19.4%, including the currency translation impact discussed below. Our permanent headcount increased by 6.6% as of December 31, 2014 to 75,502 employees, as compared to 70,842 employees as of December 31, 2013.

Employee costs at Jaguar Land Rover operations were Rs.142,501 million in the nine months ended December 31, 2014, as compared to Rs.112,761 million in the same period in 2013, reflecting an increase of 26.4%. This includes an unfavorable foreign currency translation from GBP to Indian rupees of Rs.7,411 million in the nine months December 31, 2014. In GBP terms the employee cost was GBP 1,427 million in the nine months ended December 31, 2014 as compared to GBP 1,191 million in the same period in 2013, an increase of 19.8%. The employee cost at Jaguar Land Rover as a percentage to revenue was 8.9% in the nine months ended December 31, 2014 as compared to 8.5% in the same period in 2013. Due to consistent sales volume increases and in order to support new launches and product development projects, Jaguar Land Rover increased its average permanent headcount by 6.9% to 24,420 employees in the nine months ended December 31, 2014, as compared to 22,834 employees in the same period in 2013. Jaguar Land Rover increased its average temporary headcount by 37.0% to 6,582 employees in the nine months ended December 31, 2014, as compared to an average temporary headcount of 4,806 employees in the same period in 2013.

Employee costs at TDCV were Rs.3,878 million in the nine months ended December 31, 2014, as compared to Rs.5,664 million in the same period in 2013, a decrease of 31.5%. The decrease was mainly due to reversal of Rs.1,532 million in December 2014, consequent to a favorable decision by the Supreme Court of South Korea and resolution of the lawsuit filed by the union employees, pursuant to which the employees had demanded inclusion of some elements of salary and bonuses as part of wages for the period from December 2007 to May 2011.

For the India operations of our Tata and other brand vehicles (including financing thereof), employee costs were Rs.27,055 million in the nine months ended December 31, 2014, reflecting an increase of 5.6% from Rs.25,632.2 million in the same period in 2013, mainly due regular annual increases in salary. The permanent headcount decreased by 2.6% as at December 31, 2014 to 38,204 employees, as compared to 39,235 employees as at December 31, 2013, driven by efforts to rationalize employee costs across the Company.

During the nine months ended December 31, 2013, we closed the manufacturing operations at Tata Hispano Motors Carrocera S.A. and paid Euro 12.4 million (Rs.1,006 million) as employee separation costs. The closure was triggered by sustained under performance mainly attributable to challenging market conditions in the regions where Hispano operates.

Other Expenses: Other expenses increased by 11.5% to Rs.392,667 million in the nine months ended December 31, 2014 from Rs.352,131 million in the same period in 2013. This increase mainly reflects the effect of increased sales volumes at Jaguar Land Rover and an unfavorable foreign currency translation of Rs.16,350 million of GBP to Indian rupees relating to Jaguar Land Rover operations. As a percentage of total revenues, other expenses represented 20.2% in the nine months ended December 31, 2014, as compared to 21.0% in the same period in 2013. The major components of other expenses for the period indicated are as follows:

	Nine months ended December 31,
	2013	2014	Change
	(Rs. in million)
Freight and transportation expenses(1)	53,559	61,137	14.1%
Works operation and other expenses(2)	130,682	150,940	15.5
Publicity(3)	59,780	62,204	4.1
Allowance for trade and other receivables, and finance receivables(4)	18,617	16,142	(13.3)
Warranty and product liability expenses(5)	38,826	46,291	19.2
Research and Product development cost(6)	17,886	20,542	14.8%

(1)

Our freight and transportation expenses represented 3.2% and 3.1% of total revenues in the nine months ended December 31, 2013 and 2014, respectively. The increase in freight and transportation expenses is primarily due to an increase in sales volumes at our Jaguar Land Rover operations, predominantly due to increased sales in China.

(2)

Our works operation and other expenses represented 7.8% of total revenues in each of the nine months ended December 31, 2013 and 2014. This increase is primarily attributable to volume related expenses at Jaguar Land Rover. Furthermore, engineering expenses at Jaguar Land Rover have increased, reflecting our increased investment in the development of new vehicles. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

(3)

Our publicity expenses represented 3.6% and 3.2% of total revenues in the nine months ended December 31, 2013 and 2014, respectively. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns with respect to the new Range Rover, the new Range Rover Sport, the Range Rover Evoque, the Jaguar F-TYPE, smaller powertrain derivatives of the XF and XJ models, as well as the XF Sportbrake in Jaguar Land Rover and the Ultra trucks, Tata Zest and Bolt.

(4)

Our allowance for trade and other receivables represented 1.1 % and 0.8% of total revenues in the nine months ended December 31, 2013 and 2014, respectively. The allowances for trade and other receivables, and finance receivables mainly relate to India operations. These mainly reflect provisions for the impairment of vehicle loans of Rs.14,781 million for the nine months ended December 31, 2014 as compared to Rs.16,802 million for the same period in 2013. The rate of defaults increased due to prolonged unanticipated deterioration in the economic environment in India, which severely affected fleet owners and transporters.

(5)

Warranty and product liability expenses represented 2.3% and 2.4% of our revenues (excluding financing revenues) in the nine months ended December 31, 2013 and 2014, respectively. The warranty expenses at Jaguar Land Rover business represented 2.7% of total revenues in the nine months ended December 31, 2013 and 2014. For Tata and other brand vehicles (excluding financing), warranty expenses represented 1.4% of total revenues in the nine months ended December 31, 2014 as compared to 1.1% in the same period in 2013. The increase in cost for Tata and other brand vehicles (including financing) operations represented increase in warranty for new models launched during the period.

(6)

Research and product development cost represent research cost and costs pertaining to minor product enhancement, facelifts and upgrades to existing vehicle models. These represented 1.1% of total revenues in each of the nine months ended December 31, 2013 and 2014

Expenditure capitalized: Expenditures capitalized represent employee costs, stores, other manufacturing supplies and other works expenses incurred towards product development projects, including costs attributable to internally constructed capital items. Considering the nature of our industry, we have to continually invest in the development of new products and also address safety, emission and other regulatory norms. The expenditure capitalized in the nine months ended December 31, 2014 was Rs.113,395 million as compared to Rs.98,594 million in the same period in 2013, an increase of 15.0%. The increase includes a favorable foreign currency translation from GBP to Indian rupees of Rs.5,526 million pertaining to Jaguar Land Rover in the nine months ended December 31, 2014. The increase reflects expenditure on new products and other major product development plans, including for example, with respect to the new Jaguar XE, the Jaguar F-TYPE, the new Discovery Sport, the Ultra Truck, the Zest and the Bolt.

Depreciation and Amortization: Our depreciation and amortization expenses increased by Rs.15,998 million or 20.2% in the nine months ended December 31, 2014, the breakdown of which is as follows:

	Nine months ended December 31,
	2013	2014
	(Rs. in millions)
Depreciation	38,987	45,804
Amortization	40,337	49,518

Total	79,324	95,322

The increase on account of currency translation from GBP to Indian rupees was Rs.3,814 million pertaining to Jaguar Land Rover. The increase in depreciation expenses was on account of asset additions mainly, the launch of “Ingenium” engines at Wolverhampton, United Kingdom and expenses attributable to plant and equipment and tooling (mainly towards capacity and new products). The amortization expenses in the nine months ended December 31, 2014 mainly related to product development cost capitalized and new products introduced during this period and Fiscal 2014, primarily the Jaguar F-TYPE coupe and all-wheel drive derivatives, the new Discovery Sport, the Tata Zest and Ultra Trucks. Depreciation and amortization expenses represented 4.7% and 4.9% of total revenues in the nine months ended December 31, 2013 and 2014, respectively.

Other income (net): There was a net gain of Rs.9,144 million in the nine months ended December 31, 2014, as compared to Rs.10,374 million in the same period in 2013, representing a decrease of 11.9%.

In the nine months ended December 31, 2014, miscellaneous income increased by Rs.2,835 million to Rs.11,321 million as compared to Rs.8,486 million for the same period in 2013. The increase was due to increase in income earned from services provided to Chery Jaguar Land Rover Ltd (Rs.708 million), commissions earned (Rs.708 million) and R&D tax credits (Rs.607 million) at Jaguar Land Rover. During the nine months ended December 31, 2014, we recorded an income of Rs.366 million on sale of occupancy rights.

For the nine months ended December 31, 2013, we recorded a gain of Rs.1,994 million on account of the fair value of prepayment option to the holders of GBP 500 million 8.125% senior notes due 2018 and US$ 410 million 7.75% senior notes due 2018. In March 2014, we repaid these notes before maturity.

We recorded a loss on fair value of conversion option relating to convertible foreign currency notes of Rs.838 million in the nine months ended December 31, 2013. These notes were fully converted during the fiscal year ended March 31, 2014.

We recorded a loss on sale of assets / assets written off of Rs.3,192 million in the nine months ended December 31, 2014 as compared to Rs.145 million in the same period in 2013.

Capital work-in-progress as at March 31, 2014, included building under construction at Singur in the state of West Bengal in India of Rs.3,098.8 million for the purposes of manufacturing automobiles. In October 2008, we moved the Nano project from Singur in the State of West Bengal to Sanand in the state of Gujarat in India. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. We challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored our rights under the land lease agreement. The State Government of West Bengal filed an appeal in the Supreme Court of India in August 2012, which is pending disposal.

Though we continue to rigorously press our rights, contentions and claims in the matter, we have been advised that the time it may take in disposal of the appeal is uncertain. We have also been advised that we have a good case and can strongly defend the appeal, but the questions that arise are issues of constitutional law and thus the result of the appeal cannot be predicted. In these circumstances, in view of the uncertainty on the timing of resolution, following the course of prudence, the management has during the quarter ended December 31, 2014, made a provision for carrying capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (electrical installations etc.) and expenses written off / provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs.3,098.8 million). We shall however continue to pursue the case and assert our rights and our claims in the Courts.

Interest expense (net): Our interest expense (net of interest capitalized) decreased by 10.0% to Rs.31,247 million in the nine months ended December 31, 2014, compared to Rs.34,705 million in the same period in 2013. As a percentage of total revenues, interest expense represented 1.6% for the nine months ended December 31, 2014 compared to 2.1% in the same period 2013. The interest expense (net) for Jaguar Land Rover was GBP 13 million (Rs.1,229 million) in the nine months ended December 31, 2014 as compared to GBP 56 million (Rs.5,693 million) in the same period 2013, decreased by 76.8% as a result of refinancing of 8.125% senior notes due 2018 in March 2014 at lower interest rates which was partly offset by the issuance of additional 4.25% senior notes due 2019 in October 2014 and additional interest capitalized.

Foreign exchange (gain)/loss (net): There was a net foreign exchange gain of Rs.2,591 million in the nine months ended December 31, 2014, compared to Rs.6,528 million in the same period in 2013. This was primarily attributable to our Jaguar Land Rover operations.

Jaguar Land Rover recorded a net foreign exchange gain of GBP 58 million (Rs.6,289 million) in the nine months ended December 31, 2014 as compared to GBP 137 million (Rs.15,163 million) in the same period in 2013. We recorded a gain of Rs.8,850 million on cash flow hedges during the nine months ended December 31, 2014 as compared to Rs.1,707 million in the same period in 2013. Furthermore, we recorded a gain of Rs.7,130 million during the nine months ended December 31, 2014, as compared to Rs.5,094 million during the same period in 2013 on revaluation of foreign currency assets and liabilities (excluding senior notes). However, we incurred a net exchange loss on senior notes of Rs.9,691 million during the nine months ended December 31, 2014, as compared to a gain of Rs.8,362 million during the same period in 2013. The loss was mainly due to strengthening of the U.S. dollar against the GBP.

For Tata and other brand vehicles, due to depreciation of the Indian rupee against major currencies, we incurred exchange losses. There was a net exchange loss of Rs.1,778 million in the nine months ended December 31, 2014 as compared to Rs.6,225 million in the same period in 2013, which was primarily attributable to foreign currency denominated borrowings.

Impairment in respect of equity accounted investees: In the nine months ended December 31, 2013 we recognized an impairment loss of Rs.8,034 million in respect of our investment in an associate. The associate, Tata Hitachi Construction Machinery Company Ltd, is engaged in the business of manufacture and sale of construction equipment. The operation was severely affected due to the economic slowdown and increased competition from new entrants. The recoverable amount was determined based on value in use.

Income Taxes: Our income tax expense was Rs.61,620 million in the nine months ended December 31, 2014 as compared to Rs.47,407 million in the same period in 2013, an increase of 30.0% Our income tax expense represented 34.7% as compared to 35.3% of net income before tax, in the nine months ended December 31, 2013 and 2014, respectively. The major reconciliation items and associated rationale are provided below.

Considering the statutory tax rates applicable for each company in the group, the effective statutory tax rate decreased to 19.7% in the nine months ended December 31, 2014 from 20.3% in the same period in 2013, resulting in an income tax expense of Rs.34,317 million and Rs.27,766 million in the nine months ended December 31, 2014 and 2013, respectively. The net increase in tax expense by Rs.6,551 million is represented by an increase in tax expense of Rs.7,669 million due to increase in income, which was partially offset by lower tax expenses of Rs.1,118 million due to a decrease in the statutory tax rate.

We recognized net credit of Rs.1,350 million in the nine months ended December 31, 2014 as compared to Rs.4,059 million in the same period in 2013, due to a reduction in statutory tax rates applicable to Jaguar Land Rover.

The relevant Indian tax regulations mandate that companies pay tax on book profits, known as the Minimum Alternate Tax, or MAT. MAT may be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years. We had recognized deferred tax assets in respect of MAT paid in prior years for Tata Motors Limited on a standalone basis.

•

In the nine months ended December 31, 2014, the Government of India amended Indian income tax laws extending the concessional tax rate of 15% on dividends received from foreign subsidiaries indefinitely. This amendment will result in lower utilization of deferred tax assets in respect of MAT paid, due to which we have written off previously recognized deferred tax assets in respect of MAT paid of Rs.7,772 million.

•

During the nine months ended December 31, 2013, we had written off previously recognized deferred tax assets in respect of MAT paid of Rs.7,318 million in view of lower taxable profit, considering continued economic slowdown in India.

Furthermore, during the nine months ended December 31, 2014, for Tata Motors Limited, on a standalone basis, we have not recognized a deferred tax asset, amounting to Rs.8,888 million, with respect to tax losses, due to the uncertainty of future taxable profit against which tax losses can be utilized.

During the nine months ended December 31, 2014, deferred tax assets totaling Rs.4,446 million, compared to Rs.544 million in the same period in 2013, were not recognized in certain subsidiaries due to uncertainty of realization.

During the nine months ended December 31, 2014, TML Holdings Pte Ltd, Singapore, a wholly-owned subsidiary, bought back 35,000,000 equity shares, par value US$1 each, at a price of US$ 7.99 each. The resultant gain is subject to capital gains tax in India for Tata Motors Limited, on a standalone basis, resulting in utilization of business losses having tax effect of Rs.4,648 million.

Income tax expense on undistributed earnings of subsidiaries decreased by Rs.8,650 million. The decrease in the nine months ended December 31, 2014 is attributable to dividends in the PRC being subject to a reduced withholding tax rate of 5% (rather than 10%), as set out in the new United Kingdom-PRC tax treaty.

In addition, during the nine months ended December 31, 2013, we recognized tax on undistributed earnings of Rs.5,204 million for Jaguar Land Rover (not recognized previously).

Further, during nine the months ended December 31, 2013, we recognized Rs.4,676 million tax expenses on dividend from Jaguar Land Rover due to Income tax for Tata Motors Limited on a standalone basis.

Share of profit of equity accounted investees and Non-controlling Interests in Consolidated Subsidiaries, net of tax: During the nine months ended December 31, 2014, our share of profit of equity accounted investees reflected a loss of Rs.3,050 million, as compared to Rs.2,082 million in the same period in 2013, a decrease of 46.5% primarily due to set-up costs incurred with respect to our China joint venture company Chery Jaguar Land Rover Automotive Company Limited.

In the nine months ended December 31, 2014, our share of non-controlling interests reflected a gain of Rs.477 million, as compared to Rs.282 million in the same period in 2013, primarily due to increased profitability at Tata Technologies Limited.

Net Income

Our consolidated net income in the nine months ended December 31, 2014, excluding the share of non-controlling interests, increased by 26.2% to Rs.112,494 million from Rs.89,116 million in the same period in 2013. Net income as a percentage of total revenues was 5.7% in the nine months ended December 31, 2014 as compared to 5.3% in the same period in 2013. This increase was mainly the result of the following factors:

•

Jaguar Land Rover’s performance, in terms of volume and profitability, contributed significantly to the increase in net income. The earnings before other income, interest and tax for Jaguar Land Rover was Rs.208,964 million in the nine months ended December 31, 2014 as compared to Rs.168,735 million in the same period in 2013, an increase of Rs.40,229 million. This increase in net income also includes a favorable foreign currency translation of Rs.5,758 million from GBP to Indian rupees.

•	Impairment loss of Rs.8,034 million in respect of investment in an associate, Tata Hitachi Construction Machinery Company Limited, in the nine months ended December 31, 2013.

These were primarily offset by:

•	A decrease in revenue from our vehicle financing operations by 29.8% to Rs.17,097 million in the nine months ended December 31, 2014 from Rs.24,338 million in the same period in 2013.

Negative earnings before other income, interest and tax of Rs.18,112 million in the nine months ended December 31, 2014 for Tata and other brand vehicles (including financing thereof), as compared to Rs.9,532 million in the same period in 2013.

B. Liquidity and Capital Resources.

We finance our capital expenditures and research and development investments through cash generated from operations, cash and cash equivalents, debt and equity funding. We also raise funds through sale of investments, including divestment in stakes of subsidiaries on a selective basis.

Principal Sources of Funding Liquidity

The following table sets forth our short-term and long-term debt position:

	As of March 31, 2014	As of December 31, 2014
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	100,465	130,676
Total current portion of long-term debt	65,496	56,811
Long-term debt net of current portion	454,139	542,017

Total Debt	620,100	729,504

The following table sets forth a summary of long term debt outstanding as at December 31, 2014.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Due on	Interest Rate	Amount of Repayment	Outstanding (Rs. millions)
						As of December 31, 2014	As of March 31, 2014

Non Convertible Debentures	INR			Various	10,954	135,124	115,755
Collateralized debt obligations	INR			Various	7,195	8,218	15,413
Buyers credit from bank	Various			Various	1,558	16,935	13,350
Loan from banks / financial institutions	Various			Various	59,203	134,263	172,254
Others						2,965	3,055
Senior Notes
Tata Motors Limited	US$	250	2024	5.750%	—	15,763	—
Jaguar Land Rover Automotive plc	US$	500	2023	5.625%	—	31,557	29,924
Jaguar Land Rover Automotive plc	GBP	400	2022	5.000%	—	39,338	39,814
Jaguar Land Rover Automotive plc	US$	410	2021	8.125%	—	25,879	24,539
TML Holdings Pte Ltd	US$	300	2021	5.750%	—	18,913	—
Jaguar Land Rover Automotive plc	GBP	500	2020	8.250%	—	49,168	49,768
Tata Motors Limited	US$	500	2020	4.625%	—	31,525	—
Jaguar Land Rover Automotive plc	US$	500	2019	4.250%	—	31,557	—
Jaguar Land Rover Automotive plc	US$	700	2018	4.125%	—	44,173	41,888
TML Holdings Pte Ltd	SGD	350	2018	4.250%	—	16,707	16,625
Less: upfront fees						(3,257)	(2,750)
					—	301,323	199,808
Total Long-Term Debt					78,910	598,828	519,635

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of December 31, 2014.

Payments Due by Period[1]	Rs. in millions
Within one year	86,373
After one year and up to two years	127,366
After two year and up to five years[2]	268,244
After five year and up to ten years[2]	296,529

Total	778,512

[1]	Including interest.
[2]	Jaguar Land Rover only has senior notes as long-term debt obligations of Rs.219,295 million as of December 31, 2014.

The following table sets forth our total liquid assets as of the dates indicated – namely cash and cash equivalents, short term deposits and investments in mutual funds:

	As of March 31, 2014	As of December 31, 2014
	(Rs. in millions)
Total cash and cash equivalents	159,922	171,583
Total short term deposits	125,150	124,965
Total mutual funds investments	95,016	146,077

Total liquid assets	380,088	442,625

These resources enable us to cater to business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover had Rs.344,228 million and Rs.395,843 million as of March 31, 2014 and December 31, 2014, respectively.

We intend to continue to invest in new products and technologies to meet consumer and regulatory requirements. We are currently investing in a new assembly plant in Brazil, our joint venture in China, our “Ingenium” engine plant at Wolverhampton, United Kingdom, capacity expansion at Solihull, United Kingdom, and construction of a GBP 320 million aluminum body shop at Castle Bromwich, United Kingdom for manufacturing of the new Jaguar XF, among other projects. These investments are intended to enable us to pursue further growth opportunities and improve our competitive positioning. We expect to meet most of our investments out of operating cash flows and cash liquidity available to us. In order to meet the remaining funding requirements, we may be required to raise funds through additional loans and by accessing capital markets from time to time, as deemed necessary.

In view of the prolonged economic downturn in India, the operating margins for Tata Motors Limited on a standalone basis are expected to remain under pressure. With the ongoing need for investments in products and technologies, we were free cash flow (cash flow from operating activities, less payments for property, plant and equipment and intangible assets) negative in the nine months ended December 31, 2014. We expect that with an improvement in macroeconomic conditions and business performance, combined with steps like raising funds at subsidiary levels, reviewing non-core investments, and raising additional long-term resources at Tata Motors Limited on a standalone basis, the funding gap could be appropriately addressed.

The following table provides information for the credit rating of Tata Motors short-term borrowing and long-term borrowing from the following rating agencies as of December 31, 2014: Credit Analysis and Research Ltd Ratings, or CARE, Information and Credit Rating Agency of India Ltd, or ICRA, CRISIL Ltd, Standard & Poor’s Ratings Group, or S&P, and Moody’s Investor Services, or Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

	CARE	ICRA	CRISIL	S&P	Moody’s
Long-term borrowings	AA+	AA	AA	BB	Ba2
Short-term borrowings	—	A1+	A1+	—	—

We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our sources of funding could be materially and adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, or other macroeconomic factors in India and abroad, such as in the United Kingdom, the United States, Europe, Russia and China, all of which are beyond our control. A decrease in the demand for our vehicles could affect our ability to obtain funds from external sources on acceptable terms or in a timely manner.

Our cash is located at various subsidiaries within the Tata Motors Group. There may be legal, contractual or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. Brazil, Russia, South Africa and other jurisdictions have regulatory restrictions disincentives or costs on pooling or transferring of cash. However, such restrictions have not had and are not estimated to have a significant impact on our ability to meet our cash obligations.

Long-term funding

In order to refinance our acquisition related borrowings and for supporting long-term funding needs, we continued to raise funds during the nine months ended December 31, 2014. In particular, the Company issued rated, listed, unsecured, non-convertible debentures, or NCDs, of Rs.23,000 million, the proceeds of which have been utilized for general corporate purposes. Furthermore, the Company obtained an unsecured capital expenditure loan of Rs.5,069 million, the duration of which ranges from three years to five years.

In October 2014, the Company issued US$500 million senior unsecured notes due 2020 at a coupon of 4.625% per annum and US$250 million senior unsecured notes due 2024 at a coupon of 5.75% per annum. The proceeds have been used to refinance the syndicated foreign currency term loans of US$500 million raised in September 2011, to incur new additional capital expenditures and for other permitted purposes as per RBI External Commercial Borrowing guidelines.

Jaguar Land Rover has entered into a committed revolving credit facility for three and five years under a facility agreement in December 2011 with a syndicate of banks. In July 2013, Jaguar Land Rover amended and restated the facility to GBP 1,250 million at better pricing and terms and conditions, which has since been increased to GBP 1,485 million. As of December 31, 2014, the facility has not yet been undrawn. The facility has two tranches: a three year tranche of GBP 371 million (maturing in 2016) and a five-year tranche of GBP 1,114 million (maturing in 2018). Jaguar Land Rover is subject to certain customary financial and other covenants under this facility described in further detail below.

During the nine months ended December 31, 2014, Tata Motors Finance Limited, or TMFL, issued commercial paper in an aggregate principal amount of Rs.51,234 million and issued an aggregate principal amount of Rs.3,190 million secured NCDs. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long term borrowing. Moreover, during this period TMFL issued unsecured perpetual NCDs in an aggregate principal amount of Rs.503 million towards Tier 1 Capital and unsecured long term NCDs worth Rs.2,350 million as Tier 2 Capital to enhance its capital adequacy ratio based on the RBI guidelines.

We plan to refinance and raise long-term funding through borrowings or equity issuances on the basis of a review of business plans, operating results and the covenant requirements of our existing borrowings.

Short-term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short-and-medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short-and-medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings of Rs.117,378 million, Rs.100,465 million and Rs.130,676 million as of March 31, 2013, 2014; and December 31, 2014, respectively.

Loan Covenants

Some of our financing agreements and debt arrangements set limits on and/or require prior lender consent for, among other things, undertaking new projects, issuing new securities, changes in management, mergers, sales of undertakings and investment in subsidiaries. In addition, certain negative covenants may limit our ability to borrow additional funds or to incur additional liens, and/or provide for increased costs in case of breach. Certain of our financing arrangements also include financial covenants to maintain certain debt-to-equity ratios, debt-to-earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios.

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long term funds to address any potential non-compliance.

In Fiscal 2014, we were not in compliance with one covenant contained in our 2009 non-convertible Indian rupee debentures relating to our ratio of total outside liabilities to tangible net worth, which was waived by the lenders and did not result in any default or penalties. Under the terms of the bank guarantee agreement, a breach of one covenant is not an event of default and also does not require us to pay increased costs.

For the above non-convertible debentures, we have obtained approval from the Board of Directors to consider the repurchase of these debentures. We have also obtained in-principle approval from all the lenders of the bank guarantee agreement for the proposed repurchase. We intend to complete the repurchase by March 31, 2015, subject to statutory compliances under Indian law. After such repurchase, our obligations under the bank guarantee agreement will be terminated. In the event such repurchase is not completed until after March 31, 2015, considering the continuing weak economic and business environment in India, we expect that we will not be in compliance with the covenant relating to ratio of total outside liabilities to tangible net worth described above and another covenant relating to our debt service coverage ratio in Fiscal 2015. Such non-compliance with loan covenants has not triggered and is not expected to trigger any cross-default provisions under any of our other financing documents. However, it may lead to payment of additional costs as a consequence of such breaches unless waived by the lenders. We believe that the above non-compliance will not affect our ability to raise funds in the future, but may possibly increase the cost of borrowings and/or offerings and credit enhancements.

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default which include, among other things, restrictions or limitations on the amount of cash which may be transferred outside the Jaguar Land Rover group of companies in the form of dividends, loans or investments. These are referred to as restricted payments in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred outside the Jaguar Land Rover group is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As of December 31, 2014, the estimated amount that is available for dividend payments, other distributions and restricted payments outside the Jaguar Land Rover group of companies is approximately GBP 2,319 million.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Nine months ended December 31,
	2013	2014
	(Rs. In millions)

Net Cash provided by Operating Activities:	195,880	247,962
Net income after tax	89,398	112,970
Adjustments to net income after tax	176,455	227,241
Changes in Operating Assets and Liabilities	(41,090)	(65,724)
Income tax paid	(28,883)	(26,525)
Net Cash used in Investing Activities	(237,228)	(285,385)
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	(184,728)	(225,273)
Net Investment, short term deposit, margin money and loans given	(56,232)	(64,897)
Acquisitions	(1,294)	—
Dividend and Interest received	5,026	4,785
Net Cash provided by Financing Activities	58,007	50,535
Equity issuance (net of issue expenses)	(3)	—
Dividends paid (including to non-controlling shareholders of subsidiaries)	(7,098)	(7,103)
Interest paid	(40,538)	(38,666)
Short term (net) borrowings (net of debt issuance cost)	14,942	28,332
Long term (net) borrowings (net of debt issuance cost)	90,702	67,973
Net change in cash and cash equivalents	16,658	13,112
Cash and cash equivalents, end of the period	155,906	171,583

Nine months ended December 31, 2014 compared to nine months ended December 31, 2013

Cash and cash equivalents as of December 31, 2014 increased by Rs.15,677 million (including an unfavorable foreign currency translation in terms of cash flows of Rs.5,674 million) to Rs.171,583 million from Rs.155,906 million as of December 31, 2013. The increase in cash and cash equivalents resulted from the changes to our cash flows during nine months ended December 31, 2014 as described below.

Net cash provided by operating activities totaled Rs.247,962 million during the nine months ended December 31, 2014, which reflects an increase of Rs.52,082 million as compared to the same period in 2013. The increase was mainly attributable to performance of Jaguar Land Rover, which had an increase in earnings before other income, interest and tax to Rs.208,964 million during the nine months ended December 31, 2014 from Rs.168,735 million during the nine months ended December 31, 2013. This increase was offset by loss before other income, interest and tax of Tata and other brand vehicles (including financing) of Rs.18,112 million during the nine months ended December 31, 2014 as compared to Rs.9,532 million in the same period in 2013.

The changes in operating assets and liabilities resulted in a net outflow of Rs.65,724 million during the nine months ended December 31, 2014 as compared to Rs.41,090 million during the same period in 2013. Trade receivables at Jaguar Land Rover increased by Rs.4,654 million during the nine months ended December 31, 2014 as compared to a decrease of Rs.9,192 million during the same period in 2013. Furthermore, there was an increase in inventories during the nine months ended December 31, 2014, which was reflected by a net outflow of Rs.6,459 million as compared to Rs.23,861 million during the same period in 2013. After considering the increase in accounts payable and provisions, mainly driven by an increase in sales volumes, there was a net outflow of cash on account of changes in operating assets and liabilities of Rs.35,813 million during December 31, 2014 as compared to net inflow of Rs.29,951 million during the same period in 2013, at Jaguar Land Rover.

For Tata and other brand vehicles (including financing), there was a net outflow due to changes in operating assets and liabilities of Rs.24,792 million during the nine months ended December 31, 2014, as compared to Rs.69,900 million during the same period in 2013. During the nine months ended December 31, 2014, there was a net inflow of Rs.4,530 million in vehicle financing receivables as compared to a net outflow during the same period in 2013 of Rs.16,765 million. Excluding financing receivables, there was an outflow of Rs.29,322 million during the nine months ended December 31, 2014 compared to Rs.53,135 million during the same period in 2013, which was primarily attributable to a increase in trade receivables and inventory resulting from lower volumes and partly non-collection of overdue amounts.

Income tax paid which was mainly attributable to Jaguar Land Rover, and its foreign subsidiaries in their respective tax jurisdictions, was Rs.26,525 million during the nine months ended December 31, 2014 as compared to Rs.28,883 million during the same period in 2013.

Net cash used in investing activities totaled Rs.285,385 million during the nine months ended December 31, 2014 as compared to Rs.237,228 million during the same period in 2013, an increase of Rs.48,157 million mainly due to investment in property, plant and equipment by Jaguar Land Rover and product development projects both at our Jaguar Land Rover and India operations. Capital expenditure (net) at Jaguar Land Rover increased by 24.5% to Rs.202,437 million in the nine months ended December 31, 2014 from Rs.162,560 million in the same period in 2013. The increases in capital expenditure are intended to support continued growth in sales volumes at Jaguar Land Rover and setting up of new engine manufacturing facilities in the United Kingdom.

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.64,897 million during the nine months ended December 31, 2014 as compared to Rs.56,232 million during the same period in 2013. There was a net investment of surplus cash in bank deposits, mainly attributable to Jaguar Land Rover, of Rs.32,589 million during the nine months ended December 31, 2013, compared to a realization of deposits of Rs.1,600 million during the nine months ended December 31, 2014. Jaguar Land Rover invested Rs.12,431 million during the nine months ended December 31, 2014, as compared to Rs.8,829 million during the same period in 2013, in the joint venture Chery Jaguar Land Rover Automotive Company Limited.

Net cash provided by financing activities totaled Rs.50,535 million during the nine months ended December 31, 2014, as compared to Rs.58,007 million during the same period in 2013, mainly due to decreased borrowings, which was partly offset by lower interest payments.

For Tata and other brand vehicles (including financing), short-term debt (net) increased by Rs.29,886 million and long term debt (net) increased by Rs.38,928 million, which includes debts raised by TML Holdings Pte Ltd., of Rs.18,041 million during the nine months ended December 31, 2014. The funds raised by TML Holdings Pte Ltd., have been utilized for general corporate purposes of Tata Motors Limited on a standalone basis. This includes a decrease in debt (short-term and long-term) of Rs.9,288 million during the nine months ended December 31, 2014 at TMFL, as compared to net increase of Rs.5,957 million during the same period in 2013, due to decrease in financing activity in this period.

For Jaguar Land Rover, short-term debt (net) decreased by Rs.3,140 million due to a decrease of loans at some of its overseas subsidiaries and long-term debt (net) increased by Rs.31,421 million during the nine months ended December 31, 2014.

Interest paid was Rs.38,666 million in the nine months ended December 31, 2014 as compared to Rs.40,538 million in the same period in 2013. For Jaguar Land Rover, interest paid was Rs.8,846 million during the nine months ended December 31, 2014 as compared to Rs.12,982 million during the same period in 2013 due to refinancing of 8.125% senior notes due 2018 in March 2014 at lower interest rates. For Tata and other brand vehicles (including financing), the interest paid was Rs.29,732 million during the nine months ended December 31, 2014 as compared to Rs.27,492 million in the same period in 2013.

We paid dividends (including to non-controlling shareholders of subsidiaries) of Rs.7,103 million during the nine months ended December 31, 2014 as compared to Rs.7,098 million during the same period in 2013.

Balance Sheet Data

Set forth below is a discussion of material changes in our balance sheet data between March 31, 2014 and December 31, 2014.

Our total assets were Rs.2,184,776 million and Rs.2,367,382 million as of March 31, 2014 and December 31, 2014, respectively. The increase by 8.4% in total assets as of December 31, 2014 was primarily attributable to foreign currency translation mainly from GBP into Indian rupees.

Our total current assets have increased by Rs.53,500 million to Rs.1,007,209 million as of December, 31, 2014 or 5.6%, as compared to Rs.953,709 million as at March 31, 2014.

Cash and cash equivalents were Rs.171,583 million as at December 31, 2014, compared to Rs.159,922 million as of March 31, 2014, an increase of 7.3%. It includes an unfavorable foreign currency translations of Rs.1,817 million from GBP to Indian rupees. We hold cash and cash equivalent principally in Indian rupees, GBP and Chinese Renminbi. Of our cash and cash equivalents as of December 31, 2014, Jaguar Land Rover held Rs.145,392 million, which were surplus cash deposits for future use. As of December 31, 2014, our short-term deposits marginally declined to Rs.124,965 million as compared to Rs.125,150 million as of March 31, 2014.

As of December 31, 2014, we had finance receivables including non-current portion (net of allowances for credit losses) of Rs.165,964 million as compared to Rs.185,275 million as of March 31, 2014, a decrease of 10.4% due to a reduction in financing activity and an increase in allowances for credit losses in finance receivables during this period . Gross finance receivables were Rs.205,826 million as of December 31, 2014 as compared to Rs.216,863 million as of March 31, 2014.

Trade receivables (net of allowance for doubtful receivables) were Rs.115,140 million as of December 31, 2014, representing a 5.0% increase over March 31, 2014. The increase is net of Rs.1,080 million due to an unfavorable foreign currency translation impact from GBP to Indian rupees. The trade receivables for Tata and other brand vehicles (including financing) have increased by 2.9% to Rs.27,479 million as of December 31, 2014 from Rs.26,709 million as of March 31, 2014. The trade receivables of our Jaguar Land Rover operations increased from Rs.82,753 million as of March 31, 2014 to Rs.89,899 million as of December 31, 2014, as a result of the growth in revenue by 14.3%, in GBP terms.

As of December 31, 2014, inventories were Rs.288,498 million compared to Rs.272,736 million as of March 31, 2014, an increase of 5.8%. Our finished goods inventory increased by 0.6% to Rs.218,891 million as of December 31, 2014 as compared to Rs.217,687 million as of March 31, 2014. The increase is inclusive of an unfavorable foreign currency translation of Rs.2,751 million from GBP to rupees. In terms of number of days to sales, finished goods represented 31 inventory days in sales during the nine month period ended December 31, 2014 as compared to 35 inventory days in Fiscal 2014. The increase in finished goods mainly relates to the increase in sales volumes at our Jaguar Land Rover operations.

Investments (current and non-current investments) have increased to Rs.152,607 million as of December 31, 2014 from Rs.101,877 million as of March 31, 2014, representing an increase of 49.8%. This includes Rs.1,727 attributable to an unfavorable foreign currency translation from GBP to Indian rupees. Investments mainly comprised mutual fund investments of Rs.146,077 million as of December 31, 2014 as compared to Rs.95,016 million as of March 31, 2014. Of such investments, Rs.138,120 million were attributable to Jaguar Land Rover as of December 31, 2014 as compared to Rs.87,093 million as of March 31, 2014.

Other assets (current and non-current) increased by 14.4% to Rs.77,969 million as of December 31, 2014 from Rs.68,144 million as of March 31, 2014. The increase is mainly attributable to prepaid expenses which were Rs.15,448 million as of December 31, 2014 as compared to Rs.11,692 million as of March 31, 2014, including an unfavorable from foreign currency translation of Rs.577 million from GBP to Indian rupees.

Our other financial assets (current and non-current) have decreased to Rs.53,622 million as of December 31, 2014 from Rs.96,418 million as of March 31, 2014. The increase also includes Rs.493 million attributable to the an unfavorable foreign currency translation from GBP to Indian rupees. Derivative financial instruments decreased from Rs.79,559 million as at March 31, 2014 to Rs.32,188 million as of December 31, 2014, representing options and other hedging arrangements mainly related to the operations of Jaguar Land Rover, predominantly due to an increase in the volume of U.S. dollar forward foreign contracts entered into coupled with the strengthening of the U.S. dollar compared to GBP, which decreased the fair value of these derivative contracts.

Property, plant and equipment (net of depreciation) of Rs.582,579 million as of December 31, 2014, increased by 17.8% from Rs.494,610 million as of March 31, 2014. The increase mainly relates to Jaguar Land Rover’s investment in plants, machinery and toolings to support the growing demand for vehicles as well as the new “Ingenium” engine plant, and also includes an unfavorable foreign currency translation of Rs.5,084 million from GBP to Indian rupees.

Intangible assets were Rs.542,825 million as of December 31, 2014, an increase of 10.3% from Rs.492,184 million as of March 31, 2014, which increase mainly reflects product development projects, brand development and other intangible assets. This includes an unfavorable foreign currency translation of Rs.5,861 million from GBP to Indian rupees. As of December 31, 2014, product development projects in process amounted to Rs.251,246 million.

Carrying value of investments in equity accounted investees was Rs.32,151 million as of December 31, 2014, as compared to Rs.20,237 million as of March 31, 2014, an increase of 58.9%, which includes an unfavorable foreign currency translation of Rs.308 million from GBP to Indian rupees. Carrying value of investments in equity accounted investees also reflects an investment of Rs.12,431 million in Chery Jaguar Land Rover Automotive Company Limited by the Company during the nine months ended December 31, 2014.

We had a net deferred tax liability of Rs.7,614 million as of December 31, 2014 as compared to a net deferred tax asset of Rs.3,879 million as of March 31, 2014. A deferred tax liability (net) of Rs.29,096 million was recorded in our income statement, which was offset by deferred tax asset (net) of Rs.16,625 million in other comprehensive income, which mainly includes derivative financial instruments of Rs.16,592 million. In addition, we have written off previously recognized deferred tax asset representing MAT paid of Rs.7,772 million during the nine months ended December 31, 2014.

Accounts payable (including acceptances) were Rs.567,570 million as of December 31, 2014, as compared to Rs.595,818 million as of March 31, 2014, a decrease of 4.7%, which includes a favorable foreign currency translation of Rs.5,770 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.87,201 million as of December 31, 2014 as compared to Rs.44,097 million as of March 31, 2014, net of a favorable foreign currency translation of Rs.912 million. This increase as of December 31, 2014 was mainly attributable to derivative financial instruments representing options and other hedging arrangements, which increased from Rs.11,922 million as of March 31, 2014 to Rs.53,356 million as of December 31, 2014, mainly relating to the operations of Jaguar Land Rover.

The provisions (current and non-current) as of March 31, 2014 and December 31, 2014 were Rs.112,524 million and Rs.123,923 million, respectively, representing an increase of 10.1%. The provision for warranty increased by Rs.9,641 million mainly on account of sales volume growth at Jaguar Land Rover and a favorable foreign currency translation of Rs.1,342 million from GBP to Indian rupees. Our employee cost related provision has decreased mainly due to reversal of Rs.1,532 million in December 2014, due to a favorable decision by the Supreme Court of South Korea for TDCV with respect to the lawsuit filed by the union employees who had demanded inclusion of some elements of salaries and bonuses as part of wages, and subsequent resolution of the lawsuit.

Other liabilities (current and non-current) decreased by 1.9% to Rs.128,768 million as of December 31, 2014, as compared to Rs.131,283 million as of March 31, 2014. The decrease related to a decrease in liabilities for advances received by 29.1% from Rs.32,180 million as of March 31,2014 to Rs.22,822 million as at December 31, 2014, partially offset by additional employee benefit obligations totaling Rs.73,087 million as of December 31, 2014 as compared to Rs.67,711 million as of March 31, 2014, mainly pertaining to the Jaguar Land Rover pension plan, due to changes in actuarial estimates. The reduction also reflects favorable foreign currency translation of Rs.1,427 million from GBP to Indian rupees.

Our total debt was Rs.729,504 million as of December 31, 2014, as compared to Rs.620,099 million as of March 31, 2014, an increase of 17.6%, which includes a favorable foreign currency translation of Rs.3,286 million from GBP to Indian rupees. Short-term debt, including the current portion of long-term debt, increased by 13.0% to Rs.187,487 million as of December 31, 2014, as compared to Rs.165,961 million as of March 31, 2014. Our long-term debt, excluding the current portion, increased by 19.4% to Rs.542,017 million as of December 31, 2014 compared to Rs.454,139 million as of March 31, 2014. Long-term debt including the current portion increased by 15.2% to Rs.598,828 million, as detailed above (under “Long-term funding”).

Total shareholders’ equity was Rs.631,696 million and Rs.663,646 million as of March 31, 2014 and December 31, 2014, respectively.

Our reserves increased from Rs.308,089 million as of March 31, 2014 to Rs.413,759 million as of December 31, 2014. We paid dividends of Rs.6,713 million in the nine months ended December 31, 2014.

Our other components of equity reflected a decrease of 58.7% to Rs.51,848 million as of December 31, 2014 as compared to Rs.125,609 million as of March 31, 2014. We have accounted for an actuarial gains / loss (net) reduction of Rs.117 million in the nine months ended December 31, 2014 in respect of pension obligations and a loss of Rs.66,366 million on cash flow hedges (net), recorded as a decrease in comprehensive income and unfavorable foreign currency translation of Rs.8,460 million.

The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS was 0.6 as of each of March 31, 2014 and December 31, 2014.

There have been no material changes to the Group’s commitments or contingent liabilities during the nine months ended December 31, 2014:

The following table sets forth our contingent liabilities as of the dates indicated.

	As of December 31, 2014	As of March 31, 2014
	(Rs. in millions)
Income Tax	1,241	1,237
Excise Duties	14,121	9,942
Sales Tax	9,143	9,605
Other Taxes and Claims*	4,579	5,209
Other Contingencies	543	457

Total	29,627	26,450

*	Other taxes and claims include claims by other revenue authorities and distributors.

Rs.96,935 million and Rs.129,474 million as of December 31, 2014 and March 31, 2014, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Limited, we are committed to contribute Rs.35,606 million of capital, towards our share in the capital of the joint venture. As of December 31, 2014, we have an outstanding commitment of Rs.6,360 million, as compared to Rs.18,076 million as of March 31, 2014.

Capital Expenditure

Capital expenditure totaled Rs.272,832 million and Rs.249,455 million during the nine months ended March 31, 2014 and December 31, 2014 respectively. Our automotive operations accounted for a majority of this capital expenditure.

Our capital expenditures in India during the nine months ended December 31, 2014 related mostly to (i) the introduction of new products such as the Tata Zest, Bolt and Ultra Trucks, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at operating cost reductions.

Capital expenditure for Jaguar Land Rover mainly included expenditure for the launch on the New Range Rover Sport and Jaguar F-TYPE, product development costs on various future products, and expenditure on construction of the new “Ingenium” engine plant at Wolverhampton, United Kingdom. The manufacturing plant at Chery Jaguar Land Rover Automotive Company Limited started operations in October 2014.

We continue to focus on development of new products for the Indian market and other international market it serves. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions.

We intend to continue investing in our business units and research and development over the next several years, including capital expenditures for our ongoing projects, new projects, product development programs, mergers, acquisitions and strategic alliances in order to build and expand our presence in the passenger vehicle and commercial vehicle categories.